UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

VOYAGER THERAPEUTICS, inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92915B106

(CUSIP Number)

Kevin C. Gorman, Ph.D. Chief Executive Officer Neurocrine Biosciences, Inc. 12780 El Camino Real San Diego, CA 92130 (858) 617-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92915B106	13D	Page 2 of 6

1	NAME OF REPORTING PERSON: Neurocrine Biosciences, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,179,728
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,179,728
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,179,728
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%*
14	TYPE OF REPORTING PERSON CO

* This percentage is calculated based upon 32,616,999 outstanding shares of common stock, as reported in the Voyager Therapeutics, Inc. Annual Report on Form 10-K (Commission File No. 001-37625) filed with the Securities and Exchange Commission on February 26, 2019.

CUSIP No. 92915B106	13D	Page 3 of 6

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share, of Voyager Therapeutics, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 75 Sidney Street, Cambridge, MA 02139.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Neurocrine Biosciences, Inc., a Delaware corporation (the “Reporting Person”).  The Reporting Person’s principal executive offices are located at 12780 El Camino Real, San Diego, California 92130.  The principal business of the Reporting Person is discovering, developing, and commercializing innovative and life-changing pharmaceuticals, in diseases with high unmet medical needs, focused on neurological and endocrine related diseases and disorders.

During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding; and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This Schedule 13D relates to the purchase of an aggregate of 4,179,728 shares of common stock of the Issuer (the “Shares”) on March 12, 2019, at a price of $11.9625 per share, for an aggregate purchase price of approximately $50.0 million.  The Shares were purchased by the Reporting Person with funds from its working capital.

Item 4.	Purpose of Transaction.

On January 28, 2019, the Reporting Person entered into a Collaboration and License Agreement (the “Collaboration Agreement”) with the Issuer for the research, development and commercialization of adeno-associated virus-based gene therapy products.  Under the Collaboration Agreement, the Reporting Person and the Issuer have agreed to collaborate on the conduct of four collaboration programs (the “Programs”): the Issuer’s VY-AADC program, intended to advance the Issuer’s VY-AADC product candidate for the treatment of Parkinson’s disease (the “AADC Program”); the Issuer’s program intended to generate gene therapy product candidates for the treatment of Friedreich’s ataxia, including the Issuer’s VY-FXN01 product candidate (collectively with the AADC Program, the “Existing Programs”); and two programs to be determined by the Reporting Person and the Issuer at a later date.

Pursuant to development plans agreed to by the Reporting Person and the Issuer, and as overseen by a joint steering committee, the Issuer has operational responsibility, subject to certain exceptions, for the conduct of each Program.

Upon the occurrence of a specified event for each Program, the Reporting Person agrees to assume responsibility for development, manufacturing and commercialization activities for such Program from the Issuer and to pay milestones and royalties on future net sales. For each Existing Program, the Issuer has the option (a “Co-Co Option”) to co-develop and co-commercialize such Program upon the occurrence of a specified event. Should the Issuer elect to exercise its Co-Co Option, the Reporting Person and the Issuer agree to enter into a cost- and profit-sharing arrangement (a “Co-Co Agreement”) whereby the Reporting Person and the Issuer agree to jointly develop and commercialize products for such Program and share in its costs, profits and losses, and the Issuer agrees to forfeit certain milestones and royalties on net sales in the United States during the effective period of the applicable Co-Co Agreement.

In connection with the execution of the Collaboration Agreement, the Reporting Person and the Issuer also entered into a Stock Purchase Agreement, pursuant to which the Reporting Person purchased the Shares on March 12, 2019.

The Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 92915B106	13D	Page 4 of 6

Item 5.	Interest in Securities of the Issuer.

(a)

See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of the Issuer’s common stock and percentage of the Issuer’s shares of common stock beneficially owned by the Reporting Person.

(b)

See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of the Issuer’s common stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

Reference is made to the discussion in Item 3 and Item 4. Except as set forth herein, the Reporting Person has not effected any transaction in shares of the Issuer’s common stock during the last 60 days.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person and the Issuer are parties to an Investor Agreement (the “Investor Agreement”) providing for standstill and lock-up restrictions and a voting agreement with respect to the Shares.

Pursuant to the terms of the Investor Agreement, the Reporting Person has agreed not to, without the prior written approval of the Issuer and subject to specified conditions, directly or indirectly acquire shares of the Issuer’s outstanding common stock, seek or propose a tender or exchange offer or merger between the parties, solicit proxies or consents with respect to any matter, or undertake other specified actions related to the potential acquisition of additional equity interests in the Issuer (the “Standstill Restrictions”). Further, the Reporting Person has also agreed not to, and to cause its affiliates not to, sell or transfer the Shares without the prior written approval of the Issuer, subject to specified conditions (the “Lock-Up Restrictions”).

In addition, pursuant to the terms of the Investor Agreement, the Reporting Person has agreed that the Shares are subject to a voting agreement such that, subject to specified conditions and excluding specified extraordinary matters, the Reporting Person has agreed to, and has agreed to cause its permitted transferees to, vote in accordance with the recommendation of the Issuer’s Board of Directors and has granted the Issuer an irrevocable proxy with respect to the foregoing (the “Voting Agreement”).

Each of the Standstill Restrictions, the Lock-Up Restrictions, and the Voting Agreement terminate upon the earliest to occur of (i) a liquidation or dissolution of the Issuer, and (ii) the later of the third anniversary of the date of the closing of the purchase and sale of the Shares and the initial announcement or release of topline results from the Issuer’s anticipated second pivotal clinical trial. The Standstill Restrictions and Voting Agreement also terminate upon the expiration or termination of the Collaboration Agreement, if earlier. The Standstill Restrictions and Lock-Up Restrictions also terminate upon the deregistration of the Issuer’s common stock, if earlier. The Lock-Up Restrictions and Voting Agreement also terminate on a change in control of the Issuer or the date on which the Reporting Person and its affiliates beneficially own less than three percent of the common stock of the Issuer on an outstanding basis.

The foregoing description of the terms of the Investor Agreement is not complete and is qualified in its entirety by reference to the text of the Investor Agreement, which is referenced as Exhibit 7.01, and incorporated herein by reference.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 92915B106	13D	Page 5 of 6

Item 7.	Material to Be Filed as Exhibits.

 EXHIBIT INDEX

Exhibit	Description

7.01

Investor Agreement dated January 28, 2019 between Neurocrine Biosciences, Inc. and Voyager Therapeutics, Inc. (incorporated by reference to Exhibit 10.7 to the Reporting Person’s Annual Report on Form 10-K, filed on February 8, 2019).

CUSIP No. 92915B106	13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2019

NEUROCRINE BIOSCIENCES, INC.

By:	/s/ Darin Lippoldt
Name:	Darin Lippoldt
Title:	Chief Legal Officer and Secretary